dexFreight Inc.



ANNUAL REPORT

1401 Sawgrass Corporate Pkwy

Sunrise, FL 33323

0

https://www.dexfreight.io/

This Annual Report is dated August 9, 2022.

BUSINESS

dexFreight is a logistics market network for freight companies to handle shipments from booking to payment in one place. dexFreight connects carriers, freight brokers, and shippers in a virtual network to process shipments more efficiently. It is powered by blockchain, cloud services, and machine learning algorithms. We are neither a load board nor a freight broker. With dexFreight, companies can find loads and capacity, negotiate, share electronic documents, track and complete payments. It provides physical and process visibility of shipments for everybody involved in the workflow.

dexFreight was originally formed in January 2018 as a Florida LLC, DexFreight LLC. The company released a white paper in August of 2018. It is available in our website. Subsequently, DexFreight LLC was converted to DexFreight, Inc., a Delaware corporation, in September of 2018.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $2,667,803.00
Use of proceeds: Platform development.

Date: December 31, 2020
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $488,573.00
Use of proceeds: Platform development, customer service, integrations.
Date: December 31, 2020
Offering exemption relied upon: 506(b)

In 2021, we raised ~$1.07M from a StartEngine campaign using Reg CF + equity round from 910 investors.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue - dexFreight's increase in revenue year over year is a reflective of the company's market fit for financing, which allowed us to provide $$ amount of liquidity in the form of factoring to trucking companies and 3PL.

Cost of sales – Our cost of sales is mostly related to customer success needs, which has increased the revenue from financing, our cost of sales also increased proportionally.

Gross margin – Compared to 2020, our gross margin has improved significantly due to the fact that revenue from financing improved.

Expenses – Compared to 2020, we've reduced our expenses from $3,234,314 to $1,507,627 because the amount of development and R&D required has reduced and the platform is now fully developed. We've retained some development to add features related to drayage services and features to make the platform available in Mexico and LATAM. The strategic importance of this initiative will allow us to bridge our solution's domestic as well as international capabilities in the logistics space to future international movements of freight. Thus, providing a global solution for the industry.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $44,170.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

As of December 31, 2021 and 2020, the Company has issued (including accrued but unpaid interest) $2,312,961 and $1,735,671 of convertible notes payable, respectively, that bear interest at various rates percent per annum and with $5,000,000 and $30,000,000 enterprise valuation, respectively. Also worth noting is that a significant portion of the long term debt is related to accruals of founders compensation.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jim Handoush

Jim Handoush's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO
Dates of Service: January 01, 2019 - Present
Responsibilities: Leading the overall management of the company, financial management, investor relations, corporate partnerships, enterprise customer relations. Yearly Salary: $180k *Compensation in the majority of months has been converted to convertibles notes or SAFEs due to the lack of liquidity of the company.

Other business experience in the past three years:

Employer: Optym
Title: Executive Vice President of Transportation
Dates of Service: April 01, 2017 - May 01, 2019
Responsibilities: Design truck routing and other machine learning tools for various enterprise customers.

Name: Rajat Rajbhandari

Rajat Rajbhandari's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Information Officer/Head of Research
Dates of Service: March 01, 2018 - Present
Responsibilities: Build intellectual property, innovative algorithm development, manage special projects, lead analytics team. Yearly Salary: $90k *Compensation in the majority of months has been converted to convertibles notes or SAFEs due to the lack of liquidity of the company.

Position: Board Member
Dates of Service: March 01, 2018 - Present
Responsibilities: Assist the president in providing high level operational, investment, and other decisions.

Other business experience in the past three years:

Employer: Mobility Open Blockchain Initiative
Title: Working Group Lead/Consultant
Dates of Service: September 01, 2020 - Present
Responsibilities: Lead working group discussion in developing standards and reference architecture for using blockchain in mobility.

Name: Adrian Giannini

Adrian Giannini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer/Head of Products
Dates of Service: June 01, 2018 - Present
Responsibilities: Full stack development of products, leading development team. Yearly Salary: $90k *Compensation in the majority of months has been converted to convertibles notes or SAFEs due to the lack of liquidity of the company.

Other business experience in the past three years:

Employer: Fortune 3
Title: Co-founder and Chief Technology Officer
Dates of Service: August 01, 1999 - Present
Responsibilities: Managed technical development and developed e-commerce merchant platform for retail and wholesale industry.

Name: Hector Hernandez

Hector Hernandez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Strategy Officer/Head of Sales and Marketing
Dates of Service: March 01, 2018 - Present
Responsibilities: Lead sales, marketing, and customer service teams. Devise short, medium, and long term operational strategies. Yearly Salary: $90k *Compensation in the majority of months has been converted to convertibles notes or SAFEs due to the lack of liquidity of the company.

Position: Board Member
Dates of Service: March 01, 2018 - Present
Responsibilities: Assist the president in making strategic and operational decisions of the company.

Other business experience in the past three years:

Employer: Smart Investment Consulting

Title: Sole Proprietor
Dates of Service: October 03, 2011 - Present
Responsibilities: Advising freight companies in managing their logistics.

Other business experience in the past three years:

Employer: World Transportation Services
Title: Advisor
Dates of Service: January 01, 2014 - Present
Responsibilities: Advise WTS in improving their logistics and freight brokerage operations.

Name: Ricardo Escobar

Ricardo Escobar's current primary role is with Ricardo is retired. . Ricardo Escobar currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board
Dates of Service: October 11, 2018 - Present
Responsibilities: Facilitates board leadership and governance. Works closely with CEO and other founders to discuss company's performance.

Name: Luciano Bonaldo

Luciano Bonaldo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board
Dates of Service: October 11, 2018 - Present
Responsibilities: Work closely with executive team and function as a governing body tasked with major decisions pertaining to the company.

Other business experience in the past three years:

Employer: Netuno USA
Title: Sales Executive/Co-founder
Dates of Service: December 01, 1993 - Present
Responsibilities: Provide sales of company's services of import and export of food products throughout US.

Name: Douglas O' Keefe

Douglas O' Keefe's current primary role is with O' Keefe Law. Douglas O' Keefe currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board
Dates of Service: October 11, 2018 - Present
Responsibilities: Facilitates board leadership and governance. Works closely with CEO and other founders to discuss company's performance.

Other business experience in the past three years:

Employer: O' Keefe Law
Title: Founder
Dates of Service: August 01, 2015 - Present
Responsibilities: Doug is the founder of the company and practices corporate law and provides legal services to businesses.

Other business experience in the past three years:

Employer: BCP Capital, LLC
Title: Managing Director
Dates of Service: September 01, 2018 - Present
Responsibilities: Responsibilities associated with being a managing director.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Hector Hernandez
Amount and nature of Beneficial ownership: 7,000,000
Percent of class: 36.0

Title of class: Common Stock
Stockholder Name: Rajat Rajbhandari
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 20.6

RELATED PARTY TRANSACTIONS

None.

OUR SECURITIES

The company has authorized Common Stock, Convertible Notes F&F, Convertible Notes Seed A, SAFE, and Founder's Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 548,714 of Common Stock.

Common Stock

The amount of security authorized is 85,000,000 with a total of 9,122,778 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes F&F

The security will convert into Common stock and the terms of the Convertible Notes F&F are outlined below:

Amount outstanding: $516,672.00
Maturity Date: December 31, 2021
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: 5,000,000 equity financing round
Material Rights

There are no material rights associated with Convertible Notes F&F.

Convertible Notes Seed A

The security will convert into Common stock and the terms of the Convertible Notes Seed A are outlined below:

Amount outstanding: $874,760.00
Maturity Date: December 31, 2021
Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: $5,000,000
Material Rights

There are no material rights associated with Convertible Notes Seed A.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,738,769.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: -
Material Rights

There are no material rights associated with SAFE.

Founder's Stock

The amount of security authorized is 15,000,000 with a total of 6,290,000 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Founders Stock shall be entitled to cast the number of votes equal to the number of whole dexCoin Tokens into which the shares of Founders Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Founders Stock shall vote together with the holders of Common Stock as a single class.

Material Rights

Section 2.2.1 From the date of these Articles through the later of (i) August 1, 2021 and (ii) the date upon which the Company generates at least twenty-five million ($25,000,000.00) in annual revenue, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 5 directors of the Corporation (any such directors elected by the holders of Founders Stock, the "Founders Directors") and the holders of record of the dexCoin Tokens/Common Stock , exclusively and as a separate class, shall be entitled to elect 2 directors of the Corporation (any such directors elected by the holders of dexCoin Tokens/Common Stock, the "Common Directors").

2.2.2 Once the conditions of Section 2.2.1 above have been satisfied and until the Company generates at least one hundred million ($100,000,000.00) in annual revenue, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 4 directors of the Corporation and the holders of record of the dexCoin Tokens/Common Stock, exclusively and as a separate class, shall be entitled to elect 3 directors of the Corporation.

2.2.3 Once the conditions of Section 2.2.2 above have been satisfied and, until the date upon which the Company generates at least two hundred million ($200,000,000.00) in annual revenue, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 3 directors of the Corporation and the holders of record of the dexCoin Tokens/Common Stock, exclusively and as a separate class, shall be entitled to elect 4 directors of the Corporation.

2.2.4 Once the conditions of Section 2.2.3 above have been satisfied and thereafter, the holders of record of the shares of Founders Stock, exclusively and as a separate class, shall be entitled to elect 1 director of the Corporation and the holders of record of the dexCoin Tokens/Common Stock, exclusively and as a separate class, shall be entitled to elect 6 directors of the Corporation.

2.3 Founders Stock Protective Provisions. From the date of these Articles through the later of (i) August 1, 2021 and (ii) the date upon which the Company generates at least one hundred million ($100,000,000.00) in annual revenue, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least two-thirds of the then outstanding shares of Founders Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

2.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

2.3.2 amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

2.3.3 amend, alter or change the rights, powers or preferences, orrestrictions provided for the benefit of, the Founders Stock, the dexCoin Tokens/Common Stock, or any series of either thereof;

2.3.4 create, or authorize the creation of, or issue or obligateitself to issue shares of, any additional class or series of capital stock;

2.3.5 increase the authorized number of shares of Founders Stock, dexCoin Tokens/Common Stock, or any series of either thereof, or increase the authorized number of shares of any other class or series of capital stock;

2.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of capital stock of the Corporation other than (i) redemptions of the Founders Stock as expressly authorized herein, and (ii) repurchases of stock from former employees, officers, directors, consultants or other persons or entities who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service;

2.3.7 declare or pay any dividends or distributions;

2.3.8 increase or decrease the authorized number of directors constituting the Board of Directors;

2.3.9 exclusively license any technology or intellectual property rights in a manner that constitutes the effective disposition of a material portion of the technology or intellectual property of the Corporation;

2.3.10 take any action that would require approval of the holders of the Founders Stock under applicable law;

2.3.11 permit any subsidiary of the Corporation to do any of the foregoing;

2.3.12 amend this Section 3.3; or

2.3.13 change the organizational form of, or tax treatment of, the Corporation (which shall be treated as a "C" corporation for tax purposes).

3.1.1 Conversion Ratio. Each share of Founders Stock shall beconvertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into an equal number of fully paid and non-assessable dexCoin Tokens/Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in dexFreight (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Common Stocks should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the transportation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1.07 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online processing of freight shipments. Our revenues are therefore dependent upon the market for such.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

dexFreight was formed on 2018-01-01. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. dexFreight has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our freight platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on dexFreight or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on dexFreight could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 9, 2022.

dexFreight Inc.

By   /s/ *Rajat Rajbhandari*

   Name: Rajat Rajbhandari

   Title: Co-founder

Exhibit A

FINANCIAL STATEMENTS

DEXFREIGHT INC.

(a Delaware corporation)

Unaudited Restated Financial Statements

For the calendar years ended December 31, 2021 and 2020

dexFreight, Inc.

Condensed Balance Sheets

(Unaudited)

ASSETS

	December 31, 2021	December 31, 2020
CURRENT ASSETS		
Cash and Equivalents	$ 44,170	$ 94,810
Accounts Receivable	101,777	7,058
Other Current Assets	31,748	-
Total Current Assets	177,695	101,868
TOTAL ASSETS	$ 177,695	$ 101,868

LIABILITIES AND EQUITY

	December 31, 2021	December 31, 2020
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 646,213	$ 746,785
Loans Payable	196,618	234,618
Total Current Liabilities	842,831	981,403
LONG TERM LIABILITIES		
SBA EIDL	21,800	21,800
Convertible Notes Payable	1,484,933	2,107,933
Accrued Interest	250,738	205,028
Total Long-Term Liabilities	1,757,471	2,334,761
TOTAL LIABILITIES	2,600,302	3,316,164
STOCKHOLDERS' EQUITY / (DEFICIT)		
Founders's Stock	1,560,043	1,560,043
Common	833,863	117,000
Options	114,944	61,900
SAFE Notes	1,785,465	125,000
Accumulated Deficit	(6,716,921)	(5,078,239)
Total Stockholders' Deficit	(2,422,607)	(3,214,296)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY / (DEFICIT)	$ 177,695	$ 101,868

See Accompanying Notes to the Financial Statements

dexFreight, Inc.

Condensed Statements of Operations

(Unaudited)

	For the Twelve Months Ended December 31, 2021	For the Twelve Months Ended December 31, 2020
REVENUES		
Financing Fees	$ 12,177	$ 1,274
Net Revenue	12,177	1,274
Cost of revenue		
Customer Success	25,600	13,500
GROSS PROFIT		
Gross Profit	(13,423)	(12,226)
OPERATING EXPENSES		
Professional Fees	811,598	761,580
Stock Based Compensation Expense	53,043	1,621,896
R&D Expense	267,851	473,841
Sales and Marketing Expense	219,931	291,342
Other General and Administrative	155,205	85,655
Total Operating Expenses	1,507,627	3,234,314
LOSS FROM OPERATIONS	(1,521,050)	(3,246,540)
Other Income / (Loss)		
EIDL Advance	-	8,000
Gain/Loss on Foreign currency exchange	1,416	-
Interest Expense	119,048	146,346
Total Other Income / (Loss)	(117,632)	(138,346)
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(1,638,682)	(3,384,887)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$ (1,638,682)	$ (3,384,887)

See Accompanying Notes to the Financial Statements

DEXFREIGHT INC.

STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY/DEFICIT

For Years Ending December 31, 2021 and 2020

(Unaudited)

	Founders Stock		Common Stock		SAFE	Additional Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Instruments	Capital	Deficit	Total
Balance, December 31, 2019	4,290,000	43	-	-	-	4	(1,693,353)	(1,693,306)
Issuance of SAFE Instruments	-	-	-	-	125,000	-	-	125,000
Issuance of Common Stock	-	-	150,000	1	-	116,999	-	117,000
Issuance of Founders Stock	2,000,000	20				1,559,980	-	1,560,000
Issuance of Stock Options	-	-	-	-	-	61,896	-	61,896
Net Loss, 2020	-	-	-	-	-	-	(3,384,887)	(3,384,887)
Balance, December 31, 2020	6,290,000	63	150,000	1	125,000	1,738,879	(5,078,239)	(3,214,296)
Issuance of SAFE Instruments	-	-	-	-	1,660,465	-	-	1,660,465
Issuance of Common Stock	-	-	476,120	4	-	716,859	-	716,863
Issuance of Stock Options	-	-	-	-	-	53,043	-	51,704
Net Loss, 2020	-	-	-	-	-	-	(1,638,682)	(1,638,682)
Balance, December 31, 2020	6,290,000	63	626,120	5	1,785,465	2,508,781	(6,716,921)	(2,422,607)

See Accompanying Notes to the Financial Statements

dexFreight, Llc

Condensed Statement of Cash Flows

(Unaudited)

	For the Twelve Months Ended December 31, 2021	For the Twelve Months Ended December 31, 2020
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	(1,638,682)	(3,384,887)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Stock-based compensation expense	203,043	1,738,896
(Increase) / Decrease in Accounts Receivable	(126,467)	(7,058)
Increase / (Decrease) in accounts payable and accrued expenses	(54,863)	357,309
Increase / (Decrease) in Loans from related parties	(38,000)	222,618
Total Adjustments to reconcile Net Income to Net Cash used in operations:	(17,286)	2,311,764
Net cash provided by / (used in) operating activities	(1,654,968)	(1,073,123)
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Notes Payable	(623,000)	979,940
Proceeds from SAFE Notes	1,660,465	125,000
SBA EIDL	-	21,800
Proceeds from issuances of Common Stock	566,863	
Net cash provided by financing activities	1,604,328	1,126,740
NET INCREASE IN CASH	(50,640)	53,617
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	94,810	41,192
CASH AND EQUIVALENTS AT END OF PERIOD	44,170	94,810
Supplemental Disclosures of Cash Flow Information		
Non-cash investing & financing activities		
Conversion of convertible notes and accrued interest to SAFES	$ 908,598	$ -
Conversion of Accounts Payable to SAFES	$ 455,917	$ -
Issuance of equity based compensation	$ 203,043	$ 1,738,896
Interest Expense	$ 45,710	$ 145,731

NOTE 1 – NATURE OF OPERATIONS

DEXFREIGHT INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on October 11, 2018. The Company provides data analytics in a software-as-a-service model to the trucking industry in addition to the provision of a platform for smart contracts between transportation vendors and brokers.

Since inception, the Company has relied on issuing convertible notes and SAFE instruments to fund its operations. As of December 31, 2021, the Company had negative shareholders' capital and may incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

DEXFREIGHT INC.
NOTES TO RESTATED CONDENSED FINANCIAL STATEMENTS
As Of December 31, 2021 and 2020
(Unaudited)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $ 44,170 and $94,810 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company had $0 and $0 of net fixed assets, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company adopted FASB ASC 740, Income Taxes, at its inception. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No deferred tax assets or liabilities were recognized as of December 31, 2021 or December 31, 2020.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through it is software-as-a-service data analytics platform.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. We adopted the new standard effective January 1, 2021 and do not expect the adoption of this guidance to have a material impact on our financial statements.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The ASU simplifies the accounting for convertible instruments by removing certain separation models in ASC 470-20, Debt—Debt with Conversion and Other Options, for convertible instruments. The ASU updates the guidance on certain embedded conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, such that those features are no longer required to be separated from the host contract. The convertible debt instruments will be accounted for as a single liability measured at amortized cost. This will also result in the interest expense recognized for convertible debt instruments to be typically closer to the coupon interest rate when applying the guidance in Topic 835, Interest. Further, the ASU made amendments to the EPS guidance in Topic 260 for convertible debt instruments, the most significant impact of which is requiring the use of the if-converted method for diluted EPS calculation, and no longer allowing the net share settlement method. The ASU also made revisions to Topic 815-40, which provides guidance on how an entity must determine whether a contract qualifies for a scope exception from derivative accounting. The amendments to Topic 815-40 change the scope of contracts that are recognized as assets or liabilities. The ASU is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted for periods beginning after December 15, 2020. Adoption of the ASU can either be on a modified retrospective or full retrospective basis. We adopted the new standard effective January 1, 2021 and do not expect the adoption of this guidance to have a material impact on our financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon raising funds and achieving profitable operations, if possible. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

As of December 31, 2021 and 2020, the Company has issued (including accrued but unpaid interest) $2,312,961 and $1,735,671 of convertible notes payable, respectively, that bear interest at various rates percent per annum and with $5,000,000 and $30,000,000 enterprise valuation, respectively.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the periods ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company has not made a provision for income taxes for the year ended December 31, 2021 and 2020, since the Company has the benefit of net operating losses in these periods and the Company converted from a limited liability partnership to a C corporation during 2018.

Due to uncertainties surrounding the Company's ability to generate future taxable income to realize deferred income tax assets arising as a result of net operating losses carried forward, the Company has not recorded any deferred income tax assets as of December 31, 2021. The Company has incurred a net operating loss of $6,678,142, the net operating loss carry forwards will begin to expire in varying amounts from year 2034 subject to its eligibility as determined by respective tax regulating authorities. The Company's net operating loss carry forwards may be subject to annual limitations, which could eliminate, reduce or defer the utilization of the losses because of an ownership change as defined in Section 382 of the Internal Revenue Code U.S. federal tax returns are closed by statute for years through 2013. The status of state and non-U.S. tax examinations varies due to the numerous legal entities and jurisdictions in which the Company operates.

A reconciliation between expected income taxes, computed at the federal income tax rate of 21% applied to the pretax accounting loss and the income tax net expense included in the condensed statements of operations for the year ended December 31, 2021 and December 31, 2020 is as follows:

		Year ended		Year Ended
		December 31, 2021		December 31, 2020
Loss for the year	$	(1,638,682)	$	(3,384,887)
Income tax (recovery) at statutory rate	$	(344,123)	$	(710,826)
Permanent difference and other		-		-
Change in valuation allowance	$	344,123	$	710,826
Income tax expense per books		-		-

Net deferred tax assets consist of the following components as of:

		December 31, 2021		December 31, 2020
Non-operating loss carryforward	$	1,054,949	$	710,826
Valuation allowance	$	(1,054,949)	$	(710,826)
Net deferred tax asset	$	-	$	-

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not under current threat of or involved in pending litigation.

NOTE 7 – EQUITY

Founders Stock

On March 20, 2020, the Company issued 2,000,000 shares of Founder's Stock to 2 executives valued at $1,560,00. The shares vest monthly for 36 months.

Common Stock

On May 8, 2020, the Company issued 150,000 shares of Common Stock valued at $117,000 to a consultant in exchange for services. One third of the shares vest immediately, with the balance vesting annually for 2 years.

On April 28, 2021, the Company issued 150,000 shares of Common Stock valued at $150,000 to a consultant in exchange for services. The shares vest monthly for thirty six months.

In 2021, the Company offered securities in a securities offering exempt from registration under Regulation CF. The offering campaign was made through StartEngine, a FINRA approved Regulation CF funding portal. In connection with the offering, the Company sold 326,120 shares of Common Stock for an average price of $1.77 per share for aggregate proceeds of $515,423, net of fees and expenses.

SAFE Notes

The Company has issued $1,785,465 of simple agreements of future equity ("SAFEs") that convert to equity upon a qualifying event with a 10 percent discount rate and a valuation cap of $5,000,000.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business.

NOTE 9 - RESTATEMENT

The Company has restated its December 31, 2020 financial statements to classify $80,964 of its revenue as recourse freight purchases and

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunded Offering

In 2022, the Company sold 260,379 shares of Common Stock for an average price of $1.77 per share for aggregate proceeds of $430,283, net of fees and expenses

In 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

Management's Evaluation

Management has evaluated subsequent events through June 30, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Rajat Rajbhandari, Principal Executive Officer of dexFreight Inc., hereby certify that the financial statements of dexFreight Inc. included in this Report are true and complete in all material respects.

Rajat Rajbhandari

Co-founder